FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 (SEC File Number yet to be assigned) as filed with the SEC of our audit report dated May 3, 2019, with respect to the consolidated balance sheets of Fearless Films, Inc. and Subsidiaries ("the Company") as of December 31, 2018, and the related consolidated statements of operations and comprehensive income, stockholders' deficiency, and cash flows for the year and period then ended. Our report dated May 3, 2019, relating to the aforementioned financial statements, includes an emphasis paragraph relating to substantial doubt as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading "Experts" in such Registration Statement.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
February 3, 2020